Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 15, 2020, and the related Letter of Transmittal and any amendments or supplements thereto. The Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Offeror will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Offeror cannot do so, the Offeror will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

NOTICE OF OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

AMAG PHARMACEUTICALS, INC.

at

$13.75 PER SHARE, NET IN CASH

Pursuant to the Offer to Purchase dated October 15, 2020

by

COVIS MERGERCO INC.

a wholly owned subsidiary of

COVIS GROUP S.À R.L.

Covis Mergerco Inc., a Delaware corporation (the “Offeror” or “we”) and an indirect wholly owned subsidiary of Covis Group S.à r.l., a Luxembourg private limited liability company (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”), at a purchase price of $13.75 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON NOVEMBER 12, 2020 (ONE MINUTE AFTER 11:59 P.M.,

NEW YORK CITY TIME, ON NOVEMBER 12, 2020), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent to acquire control of all of the outstanding equity interests in AMAG.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 1, 2020, by and among AMAG, Parent, Offeror, and (solely with respect to certain sections thereof) Covis Finco S.à r.l., the direct parent company of Parent (the “Debt Financing Borrower”) (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into AMAG, with AMAG surviving as a wholly owned indirect subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by AMAG as treasury stock, Shares owned by Parent or the Offeror, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be canceled and automatically converted into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding tax. As a result of the Merger, the Shares will cease to be publicly traded, and AMAG will become an indirect wholly owned subsidiary of Parent.

Parent, the Offeror and the Debt Financing Borrower are owned directly by certain equity funds managed by Apollo Management IX, L.P. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the related financing, are collectively referred to as the “Transactions.” The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents” of the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among others things, the following: (a) the number of Shares validly tendered and not validly withdrawn prior to the Expiration Date, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), representing at least one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of Shares then issuable to holders of certain options to purchase Shares (the “Company Options”) from which AMAG has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of Company Options), except that Company Options, time-vesting restricted stock units and performance-vesting restricted stock units cancelled in accordance with the terms of the Merger Agreement will not be included in such calculation, plus (z) the aggregate number of Shares issuable to holders of certain 3.25% convertible senior notes due 2022 issued under a supplemental indenture dated as of May 10, 2017 (the “Convertible Notes”) from which AMAG has received valid notices of conversion to Shares in accordance with the Convertible Notes prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Convertible Notes) (the “Minimum Condition”); (b) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended in respect of the Transactions; (c) the absence of any law or order (including any injunction or other judgment), whether temporary, preliminary or permanent, in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Transactions; (d) the accuracy of AMAG’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Company Material Adverse Effect (as this term is defined in the Merger Agreement)) (the “Representations Condition”); (e) AMAG’s performance or compliance with its obligations, agreements and covenants as required under the Merger Agreement in all material respects; (f) the absence, since the date of the Merger Agreement, of any effect, change, event or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect (the “MAE Condition”); and (g) the Merger Agreement not having been terminated. The Offer is also subject to certain other terms and conditions described in Section 13—“Conditions of the Offer” of the Offer to Purchase (the “Offer Conditions”).

The Offer will expire at 12:00 midnight, New York City time, on November 12, 2020 (one minute after 11:59 P.M. New York City time, on November 12, 2020) (such date and time, the “Expiration Date” and the “Expiration Time”), unless the Offeror, in accordance with the Merger Agreement, has extended the offering period of the Offer, in which event the terms “Expiration Date” and “Expiration Time” will mean the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire. Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4—

“Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after December 14, 2020 pursuant to Securities and Exchange Commission (“SEC”) regulations.

The Board of Directors of AMAG has unanimously (a) approved, adopted and declared advisable the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, (b) determined that the Transactions, including the Offer and the Merger, are in the best interests of AMAG and its stockholders, (c) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of AMAG accept the Offer and tender their Shares to the Offeror pursuant to the Offer.

If, as a result of the Offer, the Offeror holds Shares that represent at least one Share more than 50% of all the issued and outstanding Shares plus Shares issuable upon the exercise of certain Company Options and the conversion of the Convertible Notes, Parent, the Offeror and AMAG will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, as soon as practicable, consummate the Merger (but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer) under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of AMAG. We expect the Merger to occur without a “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offeror is required to extend the Offer from time to time as follows: (i) if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or the Offeror if permitted hereunder, then the Offeror is required to extend the Offer for one or more occasions in consecutive increments of up to ten business days each (or such longer period as may be agreed by AMAG and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or the Offeror to waive any Offer Condition to the extent permitted under the Merger Agreement); provided, however, that the Offeror shall not be required to extend the Offer and the then scheduled Expiration Date to a date later than the End Date; and (ii) the Offeror is required to extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or the NASDAQ Global Select Market or its staff. If on any then scheduled Expiration Date (i) all of the Offer Conditions have been satisfied (other than those Offer Conditions that by their nature are to be satisfied at the first time at which the Offeror irrevocably accepts for payment any Shares tendered pursuant to the Offer, but which conditions would be capable of being satisfied as of such scheduled Expiration Date) and (ii) the full amount of the incremental senior secured term loans of up to $460 million, of which $140 million will be available to consummate the Offer and the Merger has not been funded and will not be available to be funded at the consummation of the Offer and the Merger, other than as a result of a breach or failure to perform by any of Parent, Offeror or Debt Financing Borrower of certain of their representations, warranties or covenants set forth in the Merger Agreement, then (1) the Offeror is required to extend the Offer for two successive periods of up to five business days per extension (each such period to end at midnight (New York City time) on the last business day of such period) and (2) thereafter the Offeror will have the right in its sole discretion to extend the Offer for additional successive periods of up to five business days per extension (each such period to end at midnight (New York City time) on the last business day of such period), the length of each such period to be determined by Parent in its sole discretion; provided that, if the Offeror so extends the Offer, the Representations Condition (solely with respect to representations and warranties qualified by reference to Company Material Adverse Effect) and the MAE Condition will be deemed to have been irrevocably satisfied or waived from and at all times after any such initial extension.

The Offeror is not, however, required to extend the Offer beyond 11:59 P.M., Eastern Time, on the End Date. The “End Date” is January 28, 2021.

Pursuant to the Merger Agreement, each of Parent and the Offeror has agreed that it will not, without the prior written consent of AMAG, (a) amend, modify or waive the Minimum Condition; (b) decrease the number of

Shares sought to be purchased by the Offeror in the Offer; (c) reduce the Offer Price (except to the extent required under the Merger Agreement); (d) increase the Offer Price, except to the extent permitted under the Merger Agreement; (e) extend or otherwise change the Expiration Date, except to the extent permitted under the Merger Agreement; (f) change the form of consideration payable in the Offer; (g) impose any condition to the Offer in addition to the Offer Conditions; (h) amend, modify or supplement any of the terms of the Offer in any manner adversely affecting, or that could reasonably be expected to have an adverse effect on, any of the holders of Shares; or (i) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

In order to tender your Shares in the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to American Stock Transfer & Trust Company, LLC (the “Depositary and Paying Agent”) prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby to have purchased Shares validly tendered and not validly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by depositing the Offer Price for those Shares with the Depositary and Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after December 14, 2020, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations. For your withdrawal to be effective, a written (or, with respect to Eligible Institutions (as defined in the Offer to Purchase), a facsimile transmission) notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates. If you tender Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender or withdrawal of Shares will be determined by the Offeror (which may delegate power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender or withdrawal of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender or withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, Okapi Partners LLC (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any tender of Shares or notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

The receipt of cash in exchange for Shares pursuant to the Offer and the Merger generally will be taxable for U.S. federal income tax purposes, generally will be taxable under applicable state and local tax laws, and may be taxable under other tax laws. All AMAG stockholders are urged to consult with their tax advisors as to the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Upon the request of the Offeror, AMAG has provided to the Offeror its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and AMAG’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Directors of AMAG and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at the Offeror’s expense. Neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (844) 343-2621

Email: info@okapipartners.com

October 15, 2020